Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three and nine months ended February 28, 2014
(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and nine months ended February 28, 2014.

MEDICURE INC.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)

	Note	February 28, 2014	May 31, 2013

Assets
Current assets:
Cash		$44,774	$126,615
Accounts receivable	4	1,387,324	432,616
Inventories	5	738,947	902,799
Prepaid expenses		267,020	29,455
Total current assets		2,438,065	1,491,485

Non-current assets:
Property and equipment		16,980	22,235
Intangible assets	6	1,605,657	1,910,069
Total non-current assets		1,622,637	1,932,304
Total assets		$4,060,702	$3,423,789

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$3,378,660	$2,262,954
Accrued interest on long-term debt	7	20,137	22,295
Current portion of long-term debt	7	-	1,271,775
Total current liabilities		3,398,797	3,557,024

Non-current liabilities
Long-term debt	7	4,830,615	3,510,119
Royalty obligation	8	753,269	516,066
Other long-term liability		173,847	167,261
Total non-current liabilities		5,757,731	4,193,446
Total liabilities		9,156,528	7,750,470

Deficiency:
Share capital	9	117,033,258	117,033,258
Contributed surplus		4,449,305	4,449,305
Accumulated other comprehensive income		201,371	68,112
Deficit		(126,779,760)	(125,877,356)
Total deficiency		(5,095,826)	(4,326,681)

Going concern	2(c)
Commitments and contingencies	10
Total liabilities and deficiency		$4,060,702	$3,423,789

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		February 28,	February 28,	February 28,	February 28,
	Note	2014	2013	2014	2013

Revenue
Product sales, net		$1,639,662	$447,415	$3,258,137	$1,835,766
Cost of goods sold	5 & 6	250,278	212,065	614,344	512,952
Gross Profit		1,389,384	235,350	2,643,793	1,322,814

Expenses
Selling, general and administrative	11	726,056	617,980	2,290,817	1,732,407
Research and development	11	167,716	545,221	584,521	1,029,202
		893,772	1,163,201	2,875,338	2,761,609
(Loss) income before the undernoted		495,612	(927,851)	(231,545)	(1,438,795)

Finance costs (income):
Finance income		(8)	(27)	(20)	(132)
Finance expense		398,649	136,639	659,274	415,790
Foreign exchange loss, net		10,551	13,171	11,605	13,316
		409,192	149,783	670,859	428,974
Net (loss) income		$86,420	$(1,077,634)	$(902,404)	$(1,867,769)
Translation adjustment		90,662	90,531	133,259	(31,748)
Comprehensive (loss) income		$177,082	$(987,103)	$(769,145)	$(1,899,517)

Basic and diluted (loss) income per share		0.01	(0.09)	(0.07)	(0.15)

Weighted average number of common shares used in computing basic (loss) income per share		12,196,508	12,196,508	12,196,508	12,196,508

Weighted average number of common shares used in computing fully diluted (loss) income per share		12,714,839	12,196,508	12,714,839	12,196,508

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statement of Cash Flows
(expressed in Canadian dollars)

				Cumulative
		Share	Contributed	Translation
	Note	Capital	Surplus	Account	Deficit	Total

Balance, May 31, 2012		$117,033,258	$4,346,312	$102,809	$(123,303,052)	$(1,820,673)
Net loss for the nine months ended February 28, 2013		-	-	-	(1,867,769)	(1,867,769)
Other comprehensive loss for the nine months ended February 28, 2013		-	-	(31,748)	-	(31,748)
Balance, February 28, 2013		$117,033,258	$4,346,312	$71,061	$(125,170,821)	$(3,720,190)

Balance, May 31, 2013		$117,033,258	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)
Net loss for the nine months ended February 28, 2014		-	-	-	(902,404)	(902,404)
Other comprehensive loss for the nine months ended February 28, 2014		-	-	133,259	-	133,259
Balance, February 28, 2014		$117,033,258	$4,449,305	$201,371	$(126,779,760)	$(5,095,826)

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statement of Cash Flows
(expressed in Canadian dollars)

		Nine months	Nine months
		ended	ended
		February 28,	February 28,
	Note	2014	2013

Cash provided by (used in):
Operating activities:
Net loss for the period		(902,404)	(1,867,769)
Adjustments for:
Amortization of property and equipment		6,195	9,961
Amortization of intangible assets	6	412,718	392,870
Write-down of intangible assets	6	-	6,165
Finance expense		659,274	415,790
Unrealized foreign exchange loss		11,823	13,419
Change in the following:
Accounts receivable		(954,708)	43,920
Inventories		163,852	(391,631)
Prepaid expenses		(237,565)	20,138
Accounts payable and accrued liabilities		1,054,823	599,424
Other long-term liability		6,586	-
Interest paid		(240,961)	(204,540)
Royalties paid	8	(61,692)	(70,730)
Cash flows used in operating activities		(82,059)	(1,032,983)

Investing activities:
Acquisition of property and equipment		-	(3,108)
Acquisition of intangible assets		-	(29,363)
Cash flows used in investing activities		-	(32,471)

Foreign exchange gain on cash held in foreign currency		218	103
Decrease in cash		(81,841)	(1,065,351)
Cash, beginning of period		126,615	1,124,345
Cash, end of period		44,774	58,994

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

1.     Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011 its Common Shares are listed on the TSX Venture Exchange.  Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome ("ACS") including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.     Basis of preparation of financial statements:

(a)       Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the year ended May 31, 2013.  The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2013.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on March 26, 2014.

(b)       Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

(c)       Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation and has accumulated a deficit of $126,779,760 as at February 28, 2014 and a working capital deficiency of $960,732.  Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2014.  The Company’s future operations are dependent upon its ability to continue to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

2.     Basis of preparation of financial statements (continued):

(c)       Going concern (continued):

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these consolidated financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2014 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

(d)       Functional and presentation currency

The financial statements are presented in Canadian dollars, which is the Company's functional currency.  All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(e)       Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements for the year ended May 31, 2013:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns and discounts

•	Note 3(g)(i): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(j)(ii): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(l): The measurement of the amount and assessment of the recoverability of income tax assets

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

3.     New standards and interpretations not yet adopted:

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not yet effective up to the date of issuance of the Company’s financial statements are listed below.  The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets.  The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income ("OCI"), with the remainder of the change recognized in profit and loss.

The mandatory effective date has not yet been determined by the IASB.

4.     Accounts receivable:

	February 28, 2014	May 31, 2013
Trade accounts receivable	1,377,104	422,588
Other accounts receivable	10,220	10,028
	1,387,324	432,616

As at February 28, 2014 the trade accounts receivable consists of amounts owing from four customers which represent approximately 100 percent (May 31, 2013 - 99 percent) of trade accounts receivable.

5.     Inventories:

	February 28, 2014	May 31, 2013
Unfinished product and packaging materials	170,906	160,010
Finished product	568,041	742,789
	738,947	902,799

During the nine months ending February 28, 2013 and 2012, the Company did not write off any inventory that had expired or was otherwise unusable.  Inventory expensed as part of cost of goods sold during the nine months ended February 28, 2014 was $209,769 (2013 - $128,083).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

6.     Intangible assets

			Customer
Cost	Patents	Trademarks	List	Total
Balance, May 31, 2012	$8,858,770	$1,635,965	$288,700	$10,783,435
Additions	4,289	-	-	4,289
Change due to impairment	(62,282)	-	-	(62,282)
Effect of movements in exchange rates	33,521	6,177	1,090	40,788

Balance, May 31, 2013	8,834,298	1,642,142	289,790	10,766,230
Effect of movements in exchange rates	601,563	111,820	19,823	733,206
Balance, February 28, 2014	$9,435,861	$1,753,962	$309,613	$11,499,436

			Customer
Accumulated amortization and write-downs	Patents	Trademarks	List	Total

Balance, May 31, 2012	$6,979,051	$1,107,938	$195,518	$8,282,507
Amortization	388,753	116,220	20,509	525,482
Change due to impairment	(149)	-	-	(149)
Effect of movements in exchange rates	38,945	7,968	1,408	48,321

Balance, May 31, 2013	7,406,600	1,232,126	217,435	8,856,161
Amortization	305,254	91,345	16,119	412,718
Effect of movements in exchange rates	520,561	88,688	15,651	624,900

Balance, February 28, 2014	$8,232,415	$1,412,159	$249,205	$9,893,779

			Customer
Carrying amounts	Patents	Trademarks	List	Total
Balance, May 31, 2013	$1,427,698	$410,016	$72,355	$1,910,069
Balance, February 28, 2014	$1,203,446	$341,803	$60,408	$1,605,657

The Company has considered indicators of impairment at February 28, 2014, May 31, 2013 and May 31, 2012.  To February 28, 2014, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned.  The Company did not record a write-down of intangible assets during the nine months ended February 28, 2014 (2013 - $6,165) relating to patent applications no longer being pursued and patents being abandoned.  The average remaining amortization period of the Company's intangible assets is approximately 2.8 years.

For the nine months ended February 28, 2014, amortization of intangible assets relating to AGGRASTAT® totaling $404,575 (2013 - $384,869) is recognized in cost of goods sold and amortization of other intangible assets totaling $8,143 (2013 - $8,002) and write-downs of intangible assets totaling nil (2013 - $6,165) are recognized in research and development expense.

As described in note 7, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

7.     Long-term debt:

	February 28, 2014	May 31, 2013

Manitoba Industrial Opportunities Program loan	4,830,615	4,781,894
Current portion of long-term debt	-	1,271,775
	4,830,615	3,510,119

Principal repayments to maturity by fiscal year are as follows:

2014 remainder	$-
2015	-
2016	1,388,889
2017	1,666,667
2018	1,666,667
2019	277,777
5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $300,856)	169,385
$4,830,615.00

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities ("MIOP") Program. The loan bears interest annually at 5.25% and matures on July 1, 2016.  The loan was payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest-only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement the Company agreed to provide certain compensation upon a change in control of the Company.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan.  As at February 28, 2014, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the year ended February 28, 2014 was eight percent.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

8.     Royalty Obligation::

The Company has a royalty obligation to a previous debt holder of the Company on future AGGRASTAT® sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated at $901,915.  The royalty obligation is recorded at fair value with the associated cash flows being revised each period resulting in a carrying value at February 28, 2014 of $942,219 (May 31, 2013 - $649,959).  The net accretion of the royalty obligation for the nine months ended February 28, 2014 of $340,940 (2013 - $113,068) is recorded within finance expense on the Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss.  Royalties for the nine months ended February 28, 2014 total $130,324 in regards to the royalty obligation (2013 - $73,827), with payments made during the nine months ended February 28, 2014 being $61,692 (2013 - $70,730).

9.     Capital stock:

(a)      Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares.  All comparative figures have been adjusted retrospectively.

(b)      Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2012	12,196,508	$117,033,258
Balance, May 31, 2013	12,196,508	$117,033,258
Balance, February 28, 2014	12,196,508	$117,033,258

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

9.     Capital stock (continued):

(c)      Stock option plan:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 1,829,476 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

Changes in the number of options outstanding during the nine months ended February 28, 2014 and 2013 are as follows:

	February 28, 2014		February 28, 2013
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
Balance, beginning of period	1,421,352	$2.14	962,610	$3.00
Forfeited, cancelled or expired	-	-	(4,258)	$4.68
Balance, end of period	1,421,352	$2.14	958,352	$3.03
Options exercisable, end of period	1,421,352	$2.14	958,352	$3.03

Options outstanding at February 28, 2014 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable
$0.30 - $5.00	1,339,398	8.14 years	$1.05	1,339,398
$10.01 - $15.00	30,810	4.02 years	$12.71	30,810
$15.01 - $20.00	777	1.90 years	$17.85	777
$20.01 - $25.20	50,367	2.41 years	$24.56	50,367
$0.30 - $25.20	1,421,352	7.60 years	$2.14	1,421,352

There were no stock options issued during the nine months ended February 28, 2014 and 2013.  The Company did not record any compensation expense related to stock options during the nine months ended February 28, 2014 and 2013.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

9.     Capital stock (continued) :

(d)      Warrants:

Changes in the number of warrants outstanding during the nine months ended February 28, 2014 are as follows:

		Exercise
Issue	Original	price	May 31,	Granted	May 31,	Granted	February 28,
(Expiry date)	granted	per share	2012	(Expired)	2013	(Expired)	2014
66,667 units
(December 31, 2016)	66,667	USD $18.90	66,667	-	66,667	-	66,667

291,594 units
(October 5, 2012)	291,594	USD $22.50	291,594	(291,594)	-	-	-

 IFRS requires warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value.  The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at February 28, 2014 and total $18,497 (May 31, 2013 - $10,524). Changes in fair value of the warrants for the nine months ended February 28, 2014 of $14,381 (2013 - ($2,597)) are recorded within finance expense.

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued in connection with a debt financing agreement in September 2007.

The warrants expiring on December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)      Per share amounts

The weighted average number of common voting shares outstanding for the nine months ended February 28, 2014 and 2013 was 12,196,508.  For the nine months ended February 28, 2014, the dilution created by options and warrants has been reflected in the diluted per share amounts.  For the nine months ended February 28, 2013, the dilution created by options and warrants has not been reflected in the diluted per share amounts as the effect would be anti-dilutive.

10. Commitments and contingencies:

(a)      Commitments:

As at February 28, 2014 and in the normal course of business the Company has obligations to make future payments representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31:
2014	196,998
2015	2,080,335
2016	390,000

$2,667,333

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

10. Commitments and contingencies (continued):

(a)      Commitments (continued):

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $2,509,000 or US$2,265,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2016.  Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred until fiscal 2015 and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of $49,833 or US$45,000.  These payments will be applied to future inventory purchases expected to made during fiscal 2015 and $49,833 is currently recorded within prepaid expenses in regards to this agreement.  For the nine months ended February 28, 2014, interest of $6,858 (2013 - nil) is recorded within finance expense relating to this agreement.

On January 1, 2012, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 11), under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012.  The agreement was automatically renewed on January 1, 2013 and 2014 for additional one year periods.  Either party may terminate this agreement at any time after  June 30, 2012 upon 90 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations ("CROs") are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

(b)      Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)      Royalties:

The Company has a royalty obligation to a previous debt holder of the Company on future AGGRASTAT® sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.   Royalties for the nine months ended February 28, 2014 total $130,324 in regards to the royalty obligation (2013 - $73,827), with payments made during the nine months ended February 28, 2014 being $61,692 (2013 - $70,730).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

(d)      Contingencies:

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

11. Related party transactions:

(a)       Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and beginning in fiscal 2013, the Chief Financial Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel for the nine months ended February 28, 2014 and 2013:

	February 28,	February 28,
	2014	2013

Salaries, fees and short-term benefits	482,840	328,805
	482,840	328,805

As at February 28, 2014, the Company has $296,481 (May 31, 2013 - $213,569) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the nine months ended February 28, 2014, $10,341 (2013 - $226) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

(b)       Transactions with related parties

Directors and key management personnel control 19 percent of the voting shares of the Company as at February 28, 2014.

During the nine months ended February 28, 2014, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $142,500 (2013 - $142,500) for business administration services, $24,750 (2013 - $24,250) in rental costs and $31,635 (2013 - $17,500) for commercial support services.  As described in note 10, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the nine months ended February 28, 2014, the Company paid GVI CDS $110,919 (2013 - $85,799) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the nine months ended  February 28, 2014, the Company paid CanAm $179,758 (2013 - $361,038) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the nine months ended February 28, 2014, $28,381 (2013 - $398) was recorded within finance expense in relation to these amounts payable to related parties.

As of February 28, 2014, included in accounts payable and accrued liabilities is $94,558 (May 31, 2013 - $106,216) payable to GVI, $500,436 (May 31, 2013 - $89,545) payable to GVI CDS and $121,821 (May 31, 2013 - $351,297) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

11. Related party transactions (continued):

(b)       Transactions with related parties (continued)

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.   During the nine months ended February 28, 2014, the Company recorded a bonus of $100,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.  As at November 30, 2013, included in accounts payable and accrued liabilities is $155,250 (May 31, 2013 - $37,750) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

12. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the nine months ended February 28, 2014 and 2013, 100 percent of revenues were from the sale of finished AGGRASTAT® product in the United States, which was to four customers. Customer A accounted for 45 percent, Customer B accounted for 21 percent, Customer C accounted for 20 percent, Customer D accounted for 14 percent.

Property and equipment and intangible assets are located in the following countries:

	February 28, 2014	May 31, 2013

Canada	2,940	6,057
Barbados	1,605,657	1,910,069
United States	14,040	16,178
	1,622,637	1,932,304